February 10, 2016

Via EDGAR

Ms. Pamela Long
Assistant Director
Office of Manufacturing and Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Manitowoc Foodservice, Inc.
Amendment No. 6 to Form 10-12B
Filed February 8, 2016
File No. 001-37548

Dear Ms. Long:

Manitowoc Foodservice, Inc. (the “Company”) has set forth below its responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated February 9, 2016 (the “Comment Letter”), with respect to the above-referenced Amendment No. 6 to our Registration Statement on Form 10 (the “Registration Statement”). The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).
Notes to Unaudited Pro Forma Combined Financial Statements, page 41
4. Provision for Taxes on Earnings, page 41

1.	Please revise your disclosure to include a reconciliation of your effective tax rate to the federal statutory tax rate.
In response to the Staff’s comment, we have inserted effective rate reconciliations in Note 4 to our Unaudited Pro Forma Combined Financial Statements in Amendment No. 7 to the Registration Statement, which accompanies this letter.
*    *    *    *    *    *
If the Staff has any questions with respect to the foregoing, please contact the undersigned at (920) 684‑4410.

Very Truly Yours,

MANITOWOC FOODSERVICE, INC.

By: /s/ Maurice D. Jones
Maurice D. Jones
Senior Vice President, General Counsel
and Secretary
cc:    Sherry Haywood
Tracey McKoy
Terence O’Brien